

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 20, 2012

Via E-mail

Mr. Daniel W. Fairfax
Chief Financial Officer
Brocade Communications Systems, Inc.
130 Holger Way
San Jose, CA 95134

**Re: Brocade Communications Systems, Inc.
Form 10-K for the fiscal year ended October 29, 2011
Filed December 20, 2011
File No. 000-25601**

Dear Mr. Fairfax:

We have reviewed your letter dated February 23, 2012 in connection with the above-referenced filing and have the following comments. In our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments. Unless otherwise noted, where prior comments are referred to they refer to our letter dated February 9, 2012.

Notes to Consolidated Financial Statements

Note 1. Basis of Presentation

Reclassification, page 68

1. Your response to prior comment 3 indicates that this was a change in presentation and not an error. However, it is unclear to us why the reclassification was not reflected in your financial statements until your Form 10-K for the fiscal year ended October 29, 2010 when you indicate that the change in role occurred in the beginning of fiscal year 2010 Please explain to us why this change in presentation was not reflected in your filings made throughout fiscal year 2010. Also, please tell us what consideration you gave at the

time to amending your Forms 10-Q for the periods ended January 30, 2010, May 1, 2010 and July 31, 2010 to reflect the reclassification.

2.   We note your response to prior comment 3 and it remains unclear to us why you believe that the 2009 pro forma information was appropriate. In this regard, please explain the usefulness of the 2009 pro forma information considering that your response indicates that the expenses related to your systems engineers were properly presented in cost of sales. That is, please explain the purpose of the 2009 pro forma information if the costs were appropriately classified in 2009.

Note 21. Guarantor and Non-Guarantor Subsidiaries, page 109

3.   Please revise in your future filings to indicate that each of the subsidiary guarantors are "100% owned" by the Company as required by Rule 3-10(i)(8) of Regulation S-X.

        You may contact Ryan Rohn, Staff Accountant, at (202) 551-3739 or Christine Davis, Assistant Chief Accountant, at (202) 551-3408 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3730 with any other questions.

                                        Sincerely,

                                        /s/ Stephen Krikorian

                                        Stephen Krikorian
                                        Accounting Branch Chief